UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

October 8, 2013

Correction Regarding FSA Administrative Order to Mizuho Bank, Ltd.

Mizuho Financial Group, Inc. (MHFG) and Mizuho Bank, Ltd. (MHBK) take very seriously and deeply regret the recent receipt of a business improvement order from the Japanese Financial Services Agency (FSA). We would like to express deepest and most sincere apologies to our customers, shareholders, and other stakeholders for any concern or inconvenience this may have caused.

We had previously announced that we had launched designated committees to investigate this matter within MHFG and MHBK. In the process of ongoing investigations by these committees, we have discovered a partial discrepancy between our announcement regarding the administrative order and the actual status, and would like to take this opportunity to share the findings.

Specifically, we announced that information regarding the existence of transactions with anti-social elements in relation to a portion of certain joint loans had been reported no higher than to the MHBK executive officer in charge; however, the investigations have discovered that a certain level of this information had been reported to the senior executives of MHBK.

Further, reference to status regarding cancelling joint loan transactions with anti-social elements was included in reports submitted from MHBK Compliance Committee to MHFG Compliance Committee and Board of Directors between June 2011 and January 2012.

We will continue investigations by the designated committees and the third-party committee, established today. We will also steadily implement robust improvement measures to address the business improvement order and also take actions to strengthen and enhance internal control.